September 22, 2023

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attention:
Nicholas Nalbantian

Erin Jaskot

Patrick Kuhn

Joel Parker

Re:	Gamer Pakistan Inc.
Registration Statement on Form S-1
Filed July 12, 2023
File No. 333-273220

Dear Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, Gamer Pakistan Inc. (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 5:00 PM ET on Monday, September 25, 2023, or as soon thereafter as is practicable, unless we or our outside counsel, Edward T. Swanson, Esq. request by telephone that such Registration Statement be declared effective at some other time.

Please direct any questions regarding this filing to Edward T. Swanson, Esq. at 1-310-283-1035.

Very truly yours,

/s/ James Knopf
James Knopf, Chief Executive Officer